Exhibit 8.1

List of Subsidiaries of CyberArk Software Ltd.

Name of Subsidiary	Place of Incorporation

CyberArk Software, Inc.	Delaware, United States
Cyber-Ark Software (UK) Limited	United Kingdom
CyberArk Software (Singapore) PTE. LTD.	Singapore
CyberArk Software (DACH) GmbH	Germany
CyberArk Software Italy S.r.l.	Italy
CyberArk Software (France) SARL	France
CyberArk Software (Netherlands) B.V.	Netherlands
CyberArk Software (Australia) Pty Ltd. CyberArk Software (Japan) K.K. CyberArk Software Canada Inc. CyberArk USA Engineering LP	Australia Japan Canada Delaware, United States
CyberArk Software (Spain), S.L.	Spain
IDaptive India Private Limited	India
IDaptive Europe Limited	United Kingdom